United States securities and exchange commission logo





                             August 30, 2022

       Lloyd Spencer
       Chief Executive Officer
       CarbonMeta Technologies, Inc.
       13110 NE 177th Place, Suite 145
       Woodinville, WA 98072

                                                        Re: CarbonMeta
Technologies, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 29, 2022
                                                            File No. 333-266424

       Dear Mr. Spencer:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1.                                                   Please disclose
prominently on the cover page and in the prospectus summary that Lloyd
                                                        Spencer, your CEO,
controls the company through his ownership of super-voting Series G
                                                        Preferred Stock.
   2. Please disclose on the prospectus cover page the offering price for the securities being offered by the selling
shareholders. Refer to Item 501(b)(3) of Regulation S-K. In
                                                        addition, clarify the
inconsistent disclosure about the offering price on pages 10, 28 and
                                                        30. When disclosing the
offering price, please note that the OTC Pink Market is not an established public
trading market into which a selling shareholder may offer and sell shares at market
prices. Accordingly, please disclose a fixed price at which the selling shareholders will offer
and sell their shares until your shares are quoted on the OTCQX or
 Lloyd Spencer
CarbonMeta Technologies, Inc.
August 30, 2022
Page 2
         OTCQB, at which time they may be sold at prevailing market prices or privately negotiated prices.
Prospectus Summary, page 4

3. It appears you have provided all your business disclosure in the prospectus summary.
         Please provide a separate section for your business description in a location somewhere after the prospectus summary and risk factors. Revise the prospectus summary to comply with Item 503 of Regulation S-K.
4.       Please revise the forefront of your prospectus summary to clearly
disclose the company   s
         current business plan. Clarify and focus on what is achievable based on your limited resources and the company's current financial condition.
5. Please prominently disclose that you have yet to generate revenue under the new business model. In addition, disclose whether you expect to generate any revenue in the near term as you continue to develop and seek regulatory approvals for your operations.
6. Please disclose that the company was previously a reporting company. Disclose why the company chose to suspend its reporting obligation and why it is choosing to incur a reporting obligation again. Also discuss why the company was inactive from November
         2016 through June 2020, which you disclose in a risk factor on page
15.
7. You disclose that the signing fees for the license agreement with Oxford University
         Innovation Limited were due on August 2, 2021. Disclose whether the company paid the signing fees and, if not, whether the license was terminated. You also disclose that the company has not paid the signing fees under the license agreement with Ecomena
         Limited. Disclose when the company was required to pay the signing fees and if the license agreement could be or was terminated due to non-payment.
8. Please disclose that the Interim Joint Product Development and Sales Representation
         Agreement with Salvum Corporation had a term of 180 days and has expired.
9. You indicate that potential merger/acquisition candidates have been identified and discussions initiated. Please disclose the status of these discussions and how you intend to fund these acquisitions.
10. Please expand your disclosure of your market opportunity to provide the basis for the statements in this section and to discuss how the global market opportunity relates to the
         company   s specific market opportunity. Please address any
assumptions and limitations
         associated with the calculation of such specific market opportunity.
11. Please discuss the specific governmental and environmental regulations to which the company is subject based on your current operations, including the effects of compliance
FirstName
       withLastNameLloyd
            such regulations.Spencer
                              Revise your related risk factor on page 18 as
appropriate.
Comapany NameCarbonMeta Technologies, Inc.
12.    Provide basis for your statement that the    global hydrogen market is
expected to more
Augustthan
        30, 2022 Page
            double     2 end of the decade.
                   by the
FirstName LastName
 Lloyd Spencer
FirstName LastNameLloyd   Spencer
CarbonMeta  Technologies, Inc.
Comapany
August 30, NameCarbonMeta
           2022              Technologies, Inc.
August
Page 3 30, 2022 Page 3
FirstName LastName
Smaller Reporting Company, page 10

13. You appear to indicate that you are an emerging growth company; however, you did not check the box on the registration statement cover page to indicate you are an emerging growth company. Please clarify your status.
The Offering, page 10

14. You indicate that the shares being registered that are issuable upon conversion of notes and exercise of warrants have fixed conversion and exercise prices. It appears from the anti-dilution provisions of the notes and warrants that the conversion and exercise prices are variable and are the lower of (a) the fixed price or (b) the lowest conversion price of the company's outstanding notes with variable conversion prices based upon discounts to the current market price of the company's stock. Please revise to clarify the terms of the convertible notes and warrants.
Risk Factors
We are dependent on our management team and development and operations personnel..., page
18

15. Please reconcile your disclosure in your risk factor that you do not have any employment agreements with any of your executive officers with your disclosure on page 44 that the company has an employment agreement with its sole officer and director, Lloyd Spencer.
         In addition, please file the employment agreement as an exhibit.
Risks Related to this Offering, page 23

16. Please tell us whether you plan to register your class of common stock under the
         Exchange Act. If you do not plan to file an Exchange Act registration statement, such as
         Form 8-A, before the effective date of your Securities Act registration statement, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section
         15(d) of the Exchange Act, as well as the inapplicability of the proxy rules, Section 16 of the Exchange Act and the majority of the tender offer regulations. Please make similar
         revisions to the disclosure under    Where You Can Find More
Information    on page 48.
Future issuances of our Common Stock or securities convertible into our Common Stock, or the expiration of lock-up agreements..., page 25

17. Please revise this risk factor to discuss in specific detail the potential dilution to common shareholders resulting from the conversion of your convertible notes and exercise of your warrants. Disclose the total number of shares that could be issued upon conversion and exercise of the convertible notes and warrants as of the most recent practicable date and
 Lloyd Spencer
CarbonMeta Technologies, Inc.
August 30, 2022
Page 4
         using the most recent market price of your shares. For the convertible notes that are convertible based upon a discount to the market price at the time of conversion, also disclose the following information using tabular or bullet format to the extent possible:
             Based on the latest trading price of your shares, the amount of common shares that
              you would issue assuming full conversion of all the notes, the percentage of the total outstanding common shares these amounts represent, and that due to the floating conversion prices, you do not know the exact number of shares that you will issue upon conversion of the notes.
             The convertible notes are convertible at floating rates below the then-prevailing
              market price and, as a result, the lower the stock price at the time the holder converts, the more common shares the holder gets. Disclose the range of the discounts to the market price used to determine the conversion prices. Disclose, if true, there is no limit on how low the conversion price can be, which means that there is no limit on the number of shares that the company may be obligated to issue.
             To the extent the noteholders convert the notes and then sell the common stock, the
              common stock price may decrease due to the additional shares in the market. This could allow the noteholders to receive greater amounts of common stock, the sales of which would further depress the stock price.
             If true, that the interest payable on the convertible notes is also convertible into shares
              of common stock. Disclose that the lower the common stock price, the more shares of common stock the holders of the convertible debentures will receive in payment of interest. Disclose the range of interest rates and how much has accrued as of a recent date.
             The conversion of the notes may result in substantial dilution to the interests of other
              holders of common stock since noteholders may ultimately convert and sell the full amount issuable on conversion. In this regard, state that, even if the noteholders are prohibited from converting notes if the shares would exceed a certain percentage of
              of the company   s then-outstanding common stock (such as 4.99%
or 9.99%), this
              restriction does not prevent the noteholders from converting and selling some of their holdings and then converting again to receive additional shares. In this way, the noteholders could sell more than these limits while never holding more than the limits.
             Provide a table that shows the number of shares that could be issued upon conversion
              of the notes (including accrued interest) based upon a reasonable range of market prices and conversion prices. The range should include market prices 25%, 50% and
              75% below the most recent actual price.
Description  of Securities, page
FirstName LastNameLloyd          31
                              Spencer
Comapany
18.         NameCarbonMeta
       Please                   Technologies,
               disclose the number              Inc. shares of each class and
series of stock as of the
                                     of outstanding
Augustmost   recent
        30, 2022    practicable
                  Page  4        date.
FirstName LastName
 Lloyd Spencer
FirstName LastNameLloyd   Spencer
CarbonMeta  Technologies, Inc.
Comapany
August 30, NameCarbonMeta
           2022              Technologies, Inc.
August
Page 5 30, 2022 Page 5
FirstName LastName
19. Please expand the disclosure of your common stock to discuss dividend rights, terms of conversion, any sinking fund or redemption provisions, any specific voting rights, liquidation rights, and preemption rights. Refer to Item 202 of Regulation S-K.
20. Please describe the voting rights of all series of preferred stock. For example, you state that Series A and Series B Preferred Stock has no voting rights except as provided by
         Delaware law. Please describe when Delaware law would require a vote by Series A
         Preferred shareholders. Similarly, disclose the voting rights of Series C and E Preferred
         Stock.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 36

21.      Please expand your disclosure to include a discussion about the
company   s anticipated
         source of revenue and how and when it expects to generate such revenue.
22.      We note the company   s disclosure about its marketing strategy and
customers and
         references to existing customers. If any, please include disclosure of the number of existing customers for each period presented and a discussion of the customer base and any material customer agreements. If none, clarify that the company does not yet have any existing customers.
12 Month Milestones To Implement Business Operations, page 36

23. Please revise your plan of operations for the next 12 months to disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan.
Liquidity and Capital Resources, page 40

24. Discuss that your auditor has expressed substantial doubt as to the company's ability to continue as a going concern. Describe management's plans to address this circumstance. If this disclosure is provided elsewhere, you may provide a descriptive cross-reference to that disclosure.
25. Please disclose the total amount of outstanding debt as of the most recent period. Also disclose the total amount of debt in default. Discuss how you intend to meet your debt obligations. Also discuss the impact on the company of the unfavorable terms of its financings, including potential dilution and decrease in the company's market price.
26. Disclose the material terms of your outstanding debt. While you include a cross-reference to Note H - CONVERTIBLE DEBT, NET, that disclosure does not provide all the material terms of your convertible debt. As one example, the disclosure does not address the provision in certain of your convertible notes that allows the holder to receive the same number of shares upon conversion if the conversion price is lower than the par value of the company's common stock.
 Lloyd Spencer
CarbonMeta Technologies, Inc.
August 30, 2022
Page 6
Directors, Executive Officers, Promoters, and Control Persons, page 42

27. You disclose in a risk factor on page 18 that your sole officer and director, Lloyd
         Spencer, currently serves as Secretary and Director of Deep Green Waste & Recycling,
         Inc. Please include this information in Mr. Spencer's biography. In light of Mr. Spencer's other position, disclose how much time Mr. Spencer devotes to the company.
Executive Compensation, page 43

28. Please update the executive compensation disclosure for fiscal year 2022. In addition, remove Mr. Spencer's biography from footnote 1 to the summary compensation table and disclose instead whether Mr. Spencer's salary was paid or whether it was accrued.
Security Ownership of Certain Beneficial Owners and Management, page 45

29. We note that you have more than one class of securities with voting rights, including certain series of preferred stock with high voting rights. Since there are different voting rights, please add a column to the beneficial ownership table to disclose the total percentage of voting power held by each person listed in the table and the source of their voting rights. In addition, either provide a cross-reference to the beneficial ownership tables for your series of preferred with voting rights that are set forth under "Description of Securities" or move these beneficial ownership tables under "Security Ownership of
         Certain Beneficial Owners and Management." Also add a column to these tables to show total voting control for each person listed. Refer to Item 403(a) of Regulation S-K.
30. It appears you have incorrectly calculated the percentage of beneficial ownership for Mr.
         Spencer. Refer to Exchange Act Rule 13d-3(d)(1)(i)(D), which provides that any securities not outstanding that a person has a right to acquire within sixty days (such as securities subject to warrants or convertible securities) will be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by that person but will not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person. Please also apply this provision to your calculations of beneficial ownership in the selling shareholder table on page 28.
Exhibits

31. Please file your License Agreement with Oxford University Innovation Limited and
       License Agreement with Ecomena Limited as exhibits to the filing. Also file as exhibits all of your material debt agreements, not just the debt agreements for notes held by your selling shareholders. Refer to Item 601(b)(10) of Regulation S-K. FirstName LastNameLloyd Spencer
32. We note that the company's articles of incorporation have been amended numerous times.
Comapany    NameCarbonMeta
       Please                    Technologies,
               file a complete copy             Inc. of incorporation as
amended. Refer to Item
                                     of the articles
August601(b)(3)(i)
        30, 2022 Page of Regulation
                         6          S-K.
FirstName LastName
 Lloyd Spencer
FirstName LastNameLloyd   Spencer
CarbonMeta  Technologies, Inc.
Comapany
August 30, NameCarbonMeta
           2022              Technologies, Inc.
August
Page 7 30, 2022 Page 7
FirstName LastName
General

33. You indicate in your risk factor on page 23 that you are a shell company within the meaning of Rule 405 of the Securities Act. Please disclose your shell company status on the prospectus cover page and throughout the prospectus. In addition, your disclosure indicates you are a blank check company. We note, for example, your disclosure under
         "Acquisition Interest" on page 8 and your statement on page 36 that the company "is a publicly quoted company seeking to create value for its shareholders by seeking to acquire other operating entities for growth in return for shares of our common stock." Please revise your registration statement to comply with Rule 419 of the Securities Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amanda Kim, Senior Staff Accountant, at 202-551-3241 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at 202-551-8816 or Kathleen Krebs, Special Counsel, at 202-551-3350
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Gary Blum, Esq.